FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

18 May 2021 15:30 BST

Transaction by Person Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that on 14 May 2021, Pascal Soriot, Chief Executive Officer, was granted an award of the Company's ordinary shares of $0.25 each (Ordinary Shares) under the terms of the AstraZeneca Performance Share Plan (AZPSP), as detailed in the table below.

This award forms part of the AZPSP award granted to Mr Soriot on 5 March 2021. As described in AstraZeneca's 2020 Directors' Remuneration Report, it has been made in accordance with the Directors' Remuneration Policy and amended rules of the AZPSP approved by shareholders at the Company's 2021 Annual General Meeting.

PDMR	Ordinary Shares granted under the AZPSP	Award price per Ordinary Share
Pascal Soriot	19,391	£68.44

The award is subject to a combination of performance measures focused on scientific, commercial, financial and ESG performance.  Further details of the performance measures attached to the AZPSP award can be found in AstraZeneca's 2020 Directors' Remuneration Report, which is contained within the AstraZeneca Annual Report and Form 20-F Information 2020 (available on the Company's website at www.astrazeneca.com/annualreport2020).

The performance measures will be assessed over a three-year performance period (1 January 2021 to 31 December 2023). The Ordinary Shares granted under the AZPSP are subject to a two-year holding period following the performance period, and are due to vest on the fifth anniversary of grant.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Grant of a share award under the AstraZeneca Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£68.44	19,391
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	14 May 2021
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary